SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following text is the text of an announcement released to the Stock Exchange of Hong Kong Limited on 2 June 2023 pursuant to rule 17.06A of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The following text is the text of an announcement released to the Stock Exchange of Hong Kong Limited on 2 June 2023 pursuant to rule 17.06A of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2 June 2023
(Hong Kong Stock Code 2378)

GRANT OF SHARE AWARDS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited.

Prudential plc ("Prudential") announces that on 30 May 2023, awards (the "Awards") were granted over a total of 66,449 new ordinary shares of Prudential to 22 service providers under the Prudential Agency Long Term Incentive Plan (the "Agency LTIP").

A summary is set out below:

Date of grant	:	30 May 2023
Number of shares under Awards granted	:	66,449
Purchase price of the Awards granted	:	Nil
Closing price of the shares on the date of grant	:	HK$ 107.40 per share
Vesting period of the Awards granted	:	The vesting period is three years from the date of grant.
Performance targets and clawback mechanism	:
Performance Targets: The Awards are not subject to performance conditions.

Clawback mechanism: Clawback may be applied where there are the following exceptional circumstances at any time before the fifth anniversary of the award date:

●   there is a materially adverse restatement of Prudential's published accounts in respect of any financial year which (in whole or part) comprised part of that five year period;
●   it becomes apparent that a material breach of a law or regulation took place during that five year period which resulted in significant harm to Prudential or its reputation;
●   the calculation of the number of shares subject to an award or of the extent to which any performance conditions have been satisfied or the Remuneration Committee's determination of the extent to which an award vests was based on erroneous or misleading data or was otherwise incorrect; or
●   the participant's personal conduct during the relevant performance period in respect of that award has:
o  resulted in Prudential, or any member of its group, suffering significant reputational or financial damage;
o  the potential to cause significant reputational or financial damage to Prudential or any member of its group; and/or
o  resulted in the material breach of the Prudential group's business code of conduct or law.

Grants to service providers	:
The Agency LTIP is designed to incentivise and retain individuals, such as insurance agents, who are not employees of Prudential or its subsidiaries (the "Group") but who are closely connected with the Group. The Board of Directors of Prudential is of the view that these grants will ensure Prudential's long term interests are aligned and the grantees will be motivated to contribute towards the Group's development.

None of the grantees of the Awards is a director, chief executive or substantial shareholder of Prudential, nor an associate (as defined in the Listing Rules) of any of them.

As at the date of this announcement, the maximum number of shares available for future grant is 261,599,226 under the scheme mandate of the plan and any other plans and is 39,565,849 under the service provider sublimit of the plan and any other plans.

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 June 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Group Deputy Secretary